1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2007.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date December 28, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

Rectification Report on Special Activities to Strengthen Corporate Governance

Important Notice

The Company and all members of the board of directors confirm the truthfulness, accuracy and completeness of the contents of this announcement and there is no misrepresentation or misleading statements contained in or material omissions from this announcement.

As required by the Notice of Issues in Special Activities to Strengthen Corporate Governance of Listed Companies (the "Notice") issued by CSRC and according to the arrangements of Beijing Securities Regulatory Bureau and the Shanghai Stock Exchange, the Company started the special activities to strengthen corporate governance in May 2007 (postponed to May as approved by Beijing Securities Regulatory Bureau as the Company completed the listing of its A shares on April 30, 2007). Following the stages including self-inspection, public review, on-site examination, rectification and improvement, the process and rectification outcome of the special activities on corporate governance are reported as follows:

I.	Major Works completed in the Special Activities on Corporate Governance

1.

In the mid of May 2007, in light of the Notice, the Company established a leader team headed by Chairman Mr. Xiao Yaqing to be responsible for the special activities on corporate governance. Mr. Luo Jianchuan, President of the Company, is responsible for overall organization and supervision for self-inspection activities of the Company. Meanwhile, the secretary to the Board of the Company Mr. Liu Qiang is appointed to be in charge of the implementation of each work. All major departments of the Company have participated in such activities. On May 25, the Company reported to Beijing Securities Regulatory Bureau the Arrangement in Self-inspection Stage for the Special Activities to Strengthen Corporate Governance of Listed Companies, and arranged works for self-inspection of the Company according to the plan.

2.

From May to June 2007, in a practical manner, the Company performed due self-inspection on corporate governance. According to the shortcomings identified in corporate governance through the self-inspection, the Company introduced rectification measures, appointed responsible person and completed the preparation of self-inspection report. The Board considered and approved the Self-inspection Report and Rectification Plan for the Special Activities on Corporate Governance by way of written voting at the end of June.

3.

On July 11, 2007, the Self-inspection Report and Rectification Plan of Aluminum Corporation of China Limited was published on the website of Shanghai Stock Exchange, China Securities Journal and Shanghai Securities News.

4.

At the end of July 2007, The Board of the Company considered and approved the proposed amendments to the Rules on Information Disclosure Management of the Company by way of written voting, and circulated the Notice to each department for strict execution.

5.	From July 2007 to September 2007, the Company collected the advices and suggestions from investors and the public by hotline, mail box and internet platform set up by the Company.

6.

From September 4, 2007 to September 11, 2007, Beijing Securities Regulatory Bureau carried out on-site examination on the corporate governance work of the Company. Accompanied by the secretary to the Board of the Company, Mr. Liu Qiang, supervisors of Beijing Securities Regulatory Bureau on-site examined the subsidiaries of the Company.

7.

On December 11, 2007, the Company received the Opinions on the Rectification to Corporate Governance of Aluminum Corporation of China Limited issued by Beijing Securities Regulatory Bureau. In response to the opinion, the Company completed and submitted the Rectification Report on Special Activities to Strengthen Corporate Governance of Aluminum Corporation of China Limited.

8.	On December 21, 2007, the Board of Company considered and approved the Rectification Report on Special Activities to Strengthen Corporate Governance of Aluminum Corporation of China Limited.

II.	Rectification to the problems identified by self-inspection of the Company

By self-inspection, the Company identified the problems in the corporate governance as follows:

1.	Problems about improving SAP system authorization:

Result of rectification: In order to improve the SAP system authorization, the Company established a rectification team to carry out rectification and submit Progress Reports on Rectification on a weekly basis. Manager of Internal Audit Department and manager of Information Department of the Company were appointed as team leader and vice team leader respectively and some key users of ERP system in Company's headquarters and subsidiaries were selected as team members. At present, the rectification works are at acceptance stage, which is expected to be completed by the end of this year.

2.	Strengthen the approving procedures and business workflows on upload process of changed procedures:

Result of rectification: The Company required the strict execution of the approving procedures on upload process of changed procedures. Rectification has been completed at present with effective running for a period. The acceptance is expected to be completed by the end of this year.

3.	There are two or more listed companies controlled by the controlling shareholder of the Company. Horizontal competition and connected transactions exist between the two listed companies.

Result of rectification: to solve the problem of two or more listed companies under the controlling shareholder of the Company, the Company is conducting the merger of Baotou Aluminum Co., Ltd. ("Baotou Aluminum"). The proposal for the merger of Baotou Aluminum by the Company was considered and conditionally passed at the 21st session of 2007 Review Meeting by the Reorganization Committee of China Securities Regulatory Commission ("CSRC") on December 7, 2007. The merger will be effected upon official authorization by CSRC.

In addition, to solve the horizontal competition with Chinalco in respect of primary aluminium production, the Company has embarked on and is pressing ahead on the asset integration of other primary aluminium business of Chinalco.

III.	Problems identified in Public Review and Rectification

During the public review opened to investors and the public, no definite opinions on corporate governance were received from investors and the public.

IV.	Regulatory Opinions of Beijing Securities Regulatory Bureau and Rectification

In the opinion of Beijing Securities Regulatory Bureau, the Company should further deal with the horizontal competition between the Company and shareholders and de facto controller.

In view of the regulatory opinion of Beijing Securities Regulatory Bureau, the Company establishes the following measures for rectification and implementation:

1.

On June 29, 2007, the Company and Baotou Aluminium respectively held the board meetings at which the proposal for merger of Baotou Aluminium by way of share exchange was considered and passed. The proposal for the share exchange merger of Baotou Aluminum was considered and passed at the shareholders' general meetings of the Company and Baotou Aluminium on October 12, 2007 and the relevant documents have been submitted to CSRC on October 15. The proposal for the merger of Baotou Aluminum by the Company was considered and conditionally passed at the 21st session of 2007 Review Meeting by the Reorganization Committee of CSRC on December 7, 2007.

Principal: Capital Operation Department

Time for rectification: Upon the official authorization by CSRC, the merger may start and the problems regarding horizontal competition between Chalco and Baotou Aluminum will be completely solved.

2.

At present, the Company and Chinalco are negotiating the asset integration proposal in respect of the primary aluminium business and certain aluminium processing business of Liancheng Aluminum. The integration has started and is stepping up.

Principal: Capital Operation Department

Time for rectification: The company is pressing ahead on the due diligence and reorganization for relevant assets.

3.

The Company is pressing ahead on the negotiation with Chinalco on the asset integration of primary aluminium business, pseudo-boehmite business and other aluminium processing business of Tongchuan Xinguang.

Principal: Capital Operation Department

Time for rectification: Communications with the controlling shareholders are in process in respect of the elimination of horizontal competition and the aluminium processing integration.

Through the special activities on corporate governance, the Company is more aware of the concept of corporate governance which is beneficial to its daily works. In the future, the Company will, in strict compliance with the requirements of CSRC, Beijing Securities Regulatory Bureau and the Shanghai Stock Exchange and in the rational operation and strict self-disciplined manner, keep improving the governing rules and regulations, advance the corporate governance level, and strengthen the internal control system to protect shareholders' interests and maintain sustainable, stable and healthy development.

Aluminum Corporation of China Limited

December 27, 2007

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Directors); Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary